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Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Inc. Reports First Quarter Fiscal Year 2015 Results

Company posts 61% revenue growth over previous quarter

        Ottawa, Canada, July 9, 2014—DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the first quarter of fiscal year 2015, ended May 31, 2014. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the first quarter of fiscal year 2015 was $28.8 million, compared with $17.9 million in the fourth quarter of fiscal year 2014 and $24.5 million in the first quarter of the fiscal year 2014. Revenue from the Nokia channel (formerly called Nokia Solutions and Networks) represented 61% of revenue in the first quarter of this fiscal year, versus 68% in the fourth quarter of fiscal year 2014 and 57% in first quarter of fiscal year 2014.

        Gross margin for the first quarter of fiscal year 2015 was 20.5%, compared with 14.5% in the fourth quarter of fiscal year 2014 and 11.5% in the first quarter of fiscal year 2014.

        Net loss applicable to shareholders in the first quarter of fiscal year 2015 was $6.6 million or ($0.11) per basic and diluted share. This compares to a net loss applicable to shareholders of $11.6 million or ($0.20) per basic and diluted share in the fourth quarter of fiscal year 2014 and a net loss applicable to shareholders of $6.6 million or ($0.17) per basic and diluted share in the first quarter of fiscal year 2014.

        "We are pleased that the increased demand that we observed in Q1 2015 is continuing into our second quarter. Momentum is such that we anticipate revenue growth of between 25% and 40% relative to Q1," said DragonWave President and CEO Peter Allen.

        Cash and cash equivalents totaled $15.6 million at the end of the first quarter of fiscal year 2015, compared to $19.0 million at the end of the fourth quarter of fiscal year 2014.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on July 10, 2014.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202
International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave's growth opportunities and the potential benefits of, and demand for, DragonWave's products, as well as our expectations regarding Q2 FY2015 revenues and the funnel for both direct sales and the Nokia channel. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry, the timing of orders and deliveries, revenues and expenses, and constraints in the supply chain. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

        Forward-looking statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated July 9, 2014 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

Contacts:

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext. 2424	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

(Unaudited)

	As at May 31, 2014	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	15,567	18,992
Trade receivables	21,505	17,408
Inventory	26,023	30,416
Other current assets	4,974	5,909
Deferred tax asset	119	69

	68,188	72,794
Long Term Assets
Property and equipment	2,964	3,168
Deferred tax asset	1,536	1,536
Deferred financing cost	49	60
Intangible assets	1,466	1,635
Goodwill	11,927	11,927

	17,942	18,326
Total Assets	86,130	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	25,954	29,964
Deferred revenue	889	984
Capital lease obligation	1,633	1,795

	28,476	32,743
Long Term Liabilities
Debt facility	17,500	15,000
Other long term liabilities	3,549	574
Warrant liability	1,048	1,360

	22,097	16,934
Shareholders' equity
Capital stock	198,769	198,593
Contributed surplus	7,478	7,118
Deficit	(161,056)	(154,505)
Accumulated other comprehensive loss	(9,682)	(9,682)

Total Shareholders' equity	35,509	41,524
Non-controlling interests	48	(81)

Total Equity	35,557	41,443
Total Liabilities and Equity	86,130	91,120

Shares issued & outstanding	58,491,243	58,008,746

CONSOLIDATED STATEMENT OF OPERATIONS

Expressed in US $000's except share amounts

(Unaudited)

	Three months ended
	May 31, 2014	May 31, 2013
REVENUE	28,771	24,532
Cost of sales	22,885	21,712

Gross profit	5,886	2,820

EXPENSES
Research and development	4,265	5,302
Selling and marketing	3,365	3,382
General and administrative	4,426	4,748

	12,056	13,432

Loss before other items	(6,170)	(10,612)
Amortization of intangible assets	(309)	(559)
Accretion expense	(40)	(65)
Interest expense	(425)	(538)
Gain on change in estimate	101	—
Gain on contract amendment	—	5,285
Fair value adjustment—warrant liability	150	—
Foreign exchange gain (loss)	121	(98)

Loss before income taxes	(6,572)	(6,587)
Income tax expense	95	92

Net Loss	(6,667)	(6,679)
Net Loss Attributable to Non-Controlling Interest	35	54

Net Loss applicable to shareholders	(6,632)	(6,625)
Net loss per share
Basic and Diluted	(0.11)	(0.17)
Weighted Average Shares Outstanding
Basic and Diluted	58,194,153	38,059,919

QuickLinks

  Exhibit 99.1
DragonWave Inc. Reports First Quarter Fiscal Year 2015 Results
Company posts 61% revenue growth over previous quarter
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS Expressed in US $000's except share amounts (Unaudited)